UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

KARYOPHARM THERAPEUTICS INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.0001 Par Value Per Share

(Title of Class of Securities)

48576U106

(CUSIP Number of Class of Securities)

Richard Paulson

President and Chief Executive Officer

Karyopharm Therapeutics Inc.

85 Wells Avenue, 2nd Floor

Newton, MA 02459

(617) 658-0600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 to Schedule TO (together with any exhibits and annexes attached hereto, this “Amendment No. 1”) is filed by Karyopharm Therapeutics Inc., a Delaware corporation (the “Company”), and amends and supplements the Tender Offer Statement on Schedule TO filed by the Company with the Securities and Exchange Commission on June 20, 2024 (the “Schedule TO”). The Schedule TO relates to an offer by the Company (the “Offer”) to U.S. employees who are not executive officers, to exchange some or all of their eligible outstanding options to purchase shares of common stock, $0.0001 par value per share, of the Company (the “Common Stock”), for a number of new restricted stock units (“New RSUs”), upon the terms and subject to the conditions set forth in the Offer to Exchange Eligible Options for New Restricted Stock Units dated June 20, 2024 (the “Offer to Exchange”), attached as Exhibit (a)(1)(A) to the Schedule TO and incorporated herein by reference.

This Amendment No. 1 is being made to report the results of the Offer. Except as otherwise set forth in this Amendment No. 1, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment No. 1. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO. You should read this Amendment No. 1 together with the Schedule TO and the Offer to Exchange.

Item 4. Terms of the Transaction.

Item 4(a) of the Schedule TO is hereby amended and supplemented to add the following information:

The Offer expired at 11:59 p.m., Eastern Time, on July 18, 2024. A total of 191 Eligible Holders participated in the Offer. Pursuant to the terms and conditions of the Offer, the Company accepted for exchange Eligible Options to purchase a total of 2,139,167 shares of Common Stock, representing approximately 86% of the total shares of Common Stock underlying the Eligible Options. All tendered Eligible Options were cancelled effective as of July 19, 2024, and promptly thereafter, in exchange therefor, the Company granted New RSUs for a total of 788,400 shares of Common Stock, pursuant to the terms of the Offer to Exchange and the 2022 Equity Incentive Plan. The vesting terms of the New RSUs are described in detail in the Offer to Exchange.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KARYOPHARM THERAPEUTICS INC.

Date: July 19, 2024	By:	/s/ Michael Mason
Executive Vice President, Chief Financial Officer and Treasurer